SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                           barnesandnoble.com inc.
                         --------------------------
                              (Name of Issuer)

                        Common Stock, $.001 par value
                         --------------------------
                       (Title of Class and Securities)

                                  067846105
                         --------------------------
                               (CUSIP Number)

                               Leonard Riggio
                          c/o Barnes & Noble, Inc.
                              122 Fifth Avenue
                          New York, New York  10011
                          Tel. No.: (212) 633-3300

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 28, 1999
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following:     [ ]

Check the following box if a fee is being paid with this Statement:   [ ]  (A
fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 067846105                                        Page 2 of 4 Pages
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1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Leonard Riggio
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     BK and AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7    SOLE VOTING POWER

                    4,230,023
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            60,000
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    4,230,023
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    600,000
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,830,023
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.44%
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to the Class A Common Stock, par value $.001 per share (the "Common Stock"), of barnesandnoble.com inc., a Delaware corporation (the "Company"), with its principal executive offices at 76 Ninth Avenue, 11th floor, New York, New York 10011.

Item 2.  Identity and Background.

     (a)  This statement is being filed by Leonard Riggio.

     (b) Mr. Riggio's business address is c/o Barnes & Noble, Inc.,122 Fifth Avenue, New York, New York 10011.

     (c)  Mr. Riggio is the Chairman of the Board of the Company.

     (d) and (e) During the last five years, Mr. Riggio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Riggio is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Riggio, either individually or through controlled entities, acquired 2,300,000 shares of Common Stock in the Company's initial public offering, of which: (i) 1,100,000 shares of Common Stock were purchased for $19,800,000 by Mr. Riggio with funds obtained by Mr. Riggio pursuant to his secured line of credit with Morgan Guaranty Trust Company of New York ("Morgan Guaranty"); (ii) 600,000 shares of Common Stock were purchased for $10,800,000 by Barnes & Noble College Bookstores, Inc., a New York corporation ("B&N College"); and (iii) 600,000 shares of Common Stock were purchased for $10,800,000 by MBS Textbook Exchange, Inc. ("MBS Exchange"), a Delaware corporation. See Item 5.

Item 4.  Purpose of Transaction.

     Mr. Riggio has been the Chairman of the Board and a Director of the Company since the Company's inception in 1999. He has acquired the Common Stock as an investment. Mr. Riggio has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     (a) and (b) Mr. Riggio is the beneficial owner of an aggregate of 4,830,023 shares (15.44%) of Common Stock, of which 2,530,023 shares of Common Stock are issuable upon exercise of options which are currently exercisable. Of such 4,830,023 shares of Common Stock, Mr. Riggio is the direct beneficial owner of 3,630,023 shares of Common Stock (which amount includes his options to purchase 2,530,023 shares of Common Stock) over which he has the sole power to vote and dispose of. Of such 4,830,023 shares of Common Stock, Mr. Riggio is the indirect beneficial owner of 600,000 shares of Common Stock which were purchased and are registered in the name of B&N College, of which Mr. Riggio directly owns all of the voting securities, and 600,000 shares of Common Stock which were purchased and are registered in the name of MBS Exchange, of which Mr. Riggio is the Chairman and Mr. Riggio's spouse owns a majority of the voting securities. As the owner of all of the voting securities of B&N College, Mr. Riggio has the sole power to vote and dispose of the shares of Common Stock owned by B&N College. Mr. Riggio, as Chairman of MBS Exchange, shares with his spouse the voting and dispositive
power over the shares of Common Stock owned by MBS Exchange.   Additionally,
Mr. Riggio has been granted options to purchase 2,530,023 shares of Common Stock which options are not exercisable until February 1, 2000.

     (c) The shares of Common Stock acquired by Mr. Riggio, B&N College and MBS Exchange were acquired on May 28, 1999 in the Company's initial public offering. The options to purchase 5,060,046 shares of Common Stock were granted on May 28, 1999 under the Company's 1999 Incentive Plan as replacement options that replaced options originally granted on November 1, 1998.

     (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     1. Letter Agreement dated as of March 3, 1997 between Morgan Guaranty and Mr. and Mrs. Riggio.
     2.  Demand Note dated as of March 3, 1997 from Mr. Riggio to Morgan
         Guaranty.
     3. Pledge Agreement dated as of March 3, 1997 between Mr. Riggio and Morgan Guaranty.
     4. Pledge Agreement dated as of March 3, 1997 between Mr. and Mrs. Riggio and Morgan Guaranty.
     5. Lock Up Agreement dated May 24, 1999 from Mr. Riggio to Goldman, Sachs & Co., Merrill Lynch & Co., Salomon Smith Barney Inc. and Wit Capital Corporation, as representatives of the several underwriters.

Item 7.  Material to be Filed as Exhibits

     1. Letter Agreement dated as of March 3, 1997 between Morgan Guaranty and Mr. and Mrs. Riggio.
     2.  Demand Note dated as of March 3, 1997 from Mr. Riggio to Morgan
         Guaranty.
     3. Pledge Agreement dated as of March 3, 1997 between Mr. Riggio and Morgan Guaranty.
     4. Pledge Agreement dated as of March 3, 1997 between Mr. and Mrs. Riggio and Morgan Guaranty.
     5. Lock Up Agreement dated May 24, 1999 from Mr. Riggio to Goldman, Sachs & Co., Merrill Lynch & Co., Salomon Smith Barney Inc. and Wit Capital Corporation, as representatives of the several underwriters.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: June 10, 1999
                                          /s/Leonard Riggio
                                             ------------------------
                                            Leonard Riggio